

Mail Stop 7010

February 26, 2009

via U.S. mail and facsimile

Roger Griffin, CEO
Waste Technology Corp.
5400 Rio Grande Avenue
Jacksonville, Florida 32254

> **RE: Waste Technology Corp.**
> **Form 10-KSB for the Fiscal Year Ended October 31, 2008**
> **Filed January 21, 2009**
> **File No. 0-14443**

Dear Mr. Griffin:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation, page 8

Results of Operations, page 8

1. We note your statement on page 3 that you are attempting to focus your efforts on specialty baler sales rather than general purpose baler sales due to better profitability with specialty balers and the broader geographic markets specialty balers serve. In future filings, please disclose the amount and/or percentage of net sales that are

generated from general purpose balers and specialty balers. This disclosure will allow investors to better understand changes in your net sales, gross profit margins and inventory turnover. Refer to Item 303(A)(3) of Regulation S-K and Section 501.12.b. of the Financial Reporting Codification for guidance.

Liquidity and Capital Resources, page 9

2. We note that accounts receivable, net is 20.1% and 16.4% of total current assets and total assets, respectively, as of October 31, 2008. As such, please include an analysis of days sales outstanding for accounts receivable, net for each period presented along with an explanation of any material variances. This disclosure would provide investors with a better understanding of the collectibility of accounts receivable, net. Refer to instruction 5 to Item 303(A) of Regulation S-K and Section 501.13 of the Financial Reporting Codification for guidance.

3. We note that you believe your cash, line of credit, and results of operations are sufficient to fund future operations. In this regard, we note that you have $994,346 available under your line of credit as of October 31, 2008. Based on the current economic environment and the credit crisis, please include disclosure regarding the availability of the funds under your line of credit and whether you have had any issues with obtaining additional funds from the lenders. Please also disclose the impact to your short-term and long-term liquidity if you are unable to draw on your line of credit. Finally, disclose the steps you would take, if you are unable to draw on your line of credit.

Item 9A(T). Controls and Procedures, page 13

4. We note your disclosure that your Chief Financial Officer concluded disclosure controls and procedures were effective at the reasonable assurance level as of October 31, 2008. Please confirm to us that your Chief Executive Officer also concluded that disclosure controls and procedures are effective at the reasonable assurance level as of October 31, 2008. Please also confirm that you will revise your disclosures accordingly in future filings. Refer to Item 307 of Regulation S-K for guidance.

 (2) Summary of Significant Accounting Policies, page F-6

(j) Warranties and Service, page F-8

5. In future filings, please revise your disclosure to state your method for estimating the warranty provision. Refer to paragraph 14.a. of FIN 45 for guidance. Please also revise your tabular presentation of the changes in your warranty provision to separately present (a) the aggregate changes in the liability for accruals related to product warranties issued during the reporting period and (b) the aggregate changes in

the liability for accruals related to preexisting warranties (including adjustments related to changes in estimates). Refer to paragraph 14.b. of FIN 45. Finally, we note your warranty provision and costs paid during fiscal year 2008 significantly increased as compared to the provision recognized and costs paid during fiscal year 2007. In future filings, please provide a detailed explanation for the significant increase in your footnote disclosure or in your discussion of your results of operations within MD&A.

6. We note your statement, "[w]arranty parts shipments and warranty service repairs are expensed as they occur and the Company maintains and accrued liability for expected warranty claims." Please explain to us what you mean by this statement. It is unclear why you would need to expense warranty costs as they occur, if you are also accruing for expected warranty claims.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter on EDGAR that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, Al Pavot, at (202) 551-3738, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Accounting Branch Chief